TRANSGLOBE ENERGY CORPORATION: RELEASE DATE FOR
THIRD QUARTER 2009 FINANCIAL AND OPERATING RESULTS
AND CONFERENCE CALL

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, October 29, 2009 - TransGlobe Energy Corporation (“TransGlobe”) will announce its third quarter 2009 financial and operating results on Thursday, November 5, 2009 prior to the opening of the stock markets. A conference call and webcast to discuss the results will be held the same day:

Time:	2:30 p.m. Mountain Time (4:30 p.m. Eastern Time)

Dial-in:	1-416-340-2216 or toll free at 1-866-226-1792

Webcast:	http://events.digitalmedia.telus.com/transglobe/110509/index.php

Shortly after the conclusion of the call, a replay will be available by dialing 1-416-695-5800 or toll free at 1-800-408-3053. The pass code is 7352028#.The replay will expire at midnight (Eastern) on November 12, 2009. Thereafter, a copy of the call can be accessed through a link on TransGlobe’s Web site at www.trans-globe.com.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ under the symbol TGA.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: www.trans-globe.com
E-mail: investor.relations@trans-globe.com